Exhibit 8.1

Principal Subsidiaries, Consolidated Affiliated Entity and Subsidiary of Consolidated

Affiliated Entity of the Registrant

Principal Subsidiaries	Place of Incorporation
Kaixin Auto Group	Cayman Islands
Jet Sound Hong Kong Company Ltd.	Hong Kong
Anhui Kaixin New Energy Vehicles Co., Ltd.	PRC
Beijing Kaixin Xiaoman Auto Retail Co., Ltd.	PRC
Chongqing Jieying Shangyue Auto Brokerage Co., Ltd.	PRC
Wuhan Jieying Chimei Auto Service Co., Ltd.	PRC
Zhejiang Kaixin Auto Co., Ltd. Beijing Branch	PRC
Zhejiang Kaixin Daman Auto Retail Co., Ltd.	PRC
Zhejiang Kaixin Xiaoman Auto Retail Co., Ltd.	PRC
Zhejiang Kaixin Jingtao Auto Retail Co., Ltd.	PRC
Zhejiang Kaixin Manman Travel Technology Co., Ltd.	PRC
Zhejiang Kaixin Auto Co., Ltd.	PRC
Zhejiang Jet Sound Shiji Technology Development Co., Ltd.	PRC